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SEC FILE NUMBER
8-39104

RECEIVED FEB 27 2002

3/4/02

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Directed Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1475 Dunwoody Drive
(No. and Street)

West Chester	PA	19380
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anita F. Woods 770-933-3620
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

600 Peachtree Street Ste 2800	Atlanta	GA	30308
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 08 2002
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Anita F. Woods, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Directed Services, Inc., as of 12/31/01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial and Operations Principal
Title

Notary Public

NOTARY PUBLIC COBB COUNTY GEORGIA EXPIRES JUNE 01, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Directed Services, Inc.

Audited Financial Statements
and Supplemental Information

For the years ended December 31, 2001 and 2000

Contents

Report of Independent Auditors....1

Audited Financial Statements

Statements of Financial Condition....2
Statements of Operations....3
Statements of Changes in Stockholder's Equity....4
Statements of Cash Flows....5
Notes to Financial Statements....6

Supplemental Information

Schedule I – Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission....12
Schedule II – Statement Pursuant to SEC Rule 17a-5(d)(4)....13
Schedule III – Statement Regarding SEC Rule 15c3-3....14
Report on Internal Control Required by SEC Rule 17a-5 for a
Broker-Dealer Claiming an Exemption from SEC Rule 15c 3-3....15



■ Ernst & Young LLP
Suite 2800
600 Peachtree Street
Atlanta, Georgia 30308-2215

■ Phone: (404) 874-8300
www.ey.com

Report of Independent Auditors

Stockholder and Board of Directors
Directed Services, Inc.

We have audited the accompanying statements of financial condition of Directed Services, Inc. (a wholly owned subsidiary of Equitable of Iowa Companies, Inc.) as of December 31, 2001 and 2000, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Directed Services, Inc. at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

Atlanta, Georgia
February 7, 2002

0201-0264934

Directed Services, Inc.

Statements of Financial Condition

	December 31	
	2001	**2000**
Assets		
Cash and cash equivalents	**$20,106,050**	$50,062,310
Commissions and concessions receivable	**3,775,515**	3,596,349
Due from affiliates, including $3,462,302 in 2001 under tax allocation agreement	**3,880,511**	–
Deferred income tax asset	**8,727**	40,020
Other assets	**170,628**	111,885
Total assets	**$27,941,431**	$53,810,564
Liabilities and stockholder's equity		
Liabilities:		
Commissions and concessions payable	**$ 4,677,317**	$ 3,799,539
Due to affiliates, including $1,956,834 in 2001 and $6,392,633 in 2000 under tax allocation agreement	**3,508,618**	19,968,787
Accrued state taxes	**975,313**	1,290,603
Accounts payable and other accrued expenses	**1,964,662**	2,460,588
Other liabilities	**25,661**	52,751
Total liabilities	**11,151,571**	27,572,268
Stockholder's equity:		
Common stock, no par value (stated value $150 per share); 200 shares authorized, 100 shares issued and outstanding	**15,000**	15,000
Additional paid-in capital	**3,969,170**	3,969,170
Retained earnings	**12,805,690**	22,254,126
Total stockholder's equity	**16,789,860**	26,238,296
Total liabilities and stockholder's equity	**$27,941,431**	$53,810,564

See accompanying notes.

Directed Services, Inc.

Statements of Operations

	Year ended December 31	
	2001	**2000**
Revenues:		
Commissions	**$229,726,411**	$210,774,133
Management fees paid by affiliates	**68,158,090**	67,403,091
Other	**1,420,142**	1,887,303
Total revenues	**299,304,643**	280,064,527
Expenses:		
Commissions	**229,760,438**	214,134,552
Salaries and employee benefits	**1,719,111**	1,510,032
Management fees paid to affiliates	**23,137,661**	21,295,729
Other operating expenses	**22,402,985**	17,492,653
Total expenses	**277,020,195**	254,432,966
Income before taxes	**22,284,448**	25,631,561
Income tax expense (benefit):		
Current	**9,201,591**	11,556,985
Deferred	**31,293**	(748)
Total income tax expense	**9,232,884**	11,556,237
Net income	**$ 13,051,564**	$ 14,075,324

See accompanying notes.

Directed Services, Inc.

Statements of Changes in Stockholder's Equity

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at January 1, 2000	$15,000	$3,969,170	$ 8,178,802	$ 12,162,972
Net income	–	–	14,075,324	14,075,324
Balance at December 31, 2000	15,000	3,969,170	22,254,126	26,238,296
Net income	–	–	**13,051,564**	**13,051,564**
Dividends paid	–	–	**(22,500,000)**	**(22,500,000)**
Balance at December 31, 2001	**$15,000**	**$3,969,170**	**$ 12,805,690**	**$ 16,789,860**

See accompanying notes.

Directed Services, Inc.

Statements of Cash Flows

	Year ended December 31	
	2001	**2000**
Operating activities		
Net income	**$ 13,051,564**	$14,075,324
Adjustments to reconcile net income to net cash (used in) provided by operating activities:		
Deferred income taxes	**31,293**	(748)
Change in operating assets and liabilities:		
Due from affiliates	**(3,880,511)**	–
Commissions and concessions receivable	**(179,166)**	(378,772)
Other assets	**(58,743)**	(57,242)
Commissions and concessions payable	**877,778**	2,781,045
Accounts payable and other accrued expenses	**(495,926)**	43,045
Due to affiliates	**(16,460,169)**	22,168,800
Accrued state taxes	**(315,290)**	49,863
Other liabilities	**(27,090)**	16,299
Net cash (used in) provided by operating activities	**(7,456,260)**	38,697,614
Financing activities		
Dividends paid	**(22,500,000)**	–
Net cash used in financing activities	**(22,500,000)**	–
Net (decrease) increase in cash and cash equivalents	**(29,956,260)**	38,697,614
Cash and cash equivalents at beginning of year	**50,062,310**	11,364,696
Cash and cash equivalents at end of year	**$ 20,106,050**	$50,062,310
Supplemental disclosure of cash flow information		
Cash paid during the year for:		
Interest	**$ 73,751**	$ –
Income taxes	**$ 17,412,277**	$ 2,534,324

See accompanying notes.

Directed Services, Inc.

Notes to Financial Statements

December 31, 2001

1. Nature of Business and Ownership

Directed Services, Inc. (the "Company") operates as a broker-dealer registered under the Securities and Exchange Act of 1934 and is a member of the National Association of Securities Dealers. The Company is also registered as an investment adviser under the Investment Advisers Act of 1940. The Company is engaged primarily in the distribution of variable insurance products. The Company is a wholly owned subsidiary of Equitable of Iowa Companies, Inc. (the "Parent") and ultimately of ING America Insurance Holdings, Inc. ("ING AIH"). ING AIH is a wholly owned subsidiary of ING Groep N.V., a global financial services holding company based in the Netherlands.

The Company's securities transactions are limited to variable annuities issued by affiliated companies. Therefore, the Company is exempt from Securities and Exchange Commission ("SEC") Rule 15c3-3. The Company does not carry customer accounts and is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers.

2. Summary of Significant Accounting Policies

General

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain reclassifications have been made to prior year amounts to conform with the current financial statement presentation.

Cash and Cash Equivalents

The Company considers deposits that can be redeemed on demand and highly liquid investments that have original maturities of three months or less, when purchased, to be cash and cash equivalents.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

Deferred income tax assets and liabilities result from temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years.

Commissions and Concessions Receivable

Commissions and Concessions receivable are shown at their net realizable value. Uncollectible receivables are charged to operations during the period they are determined to be uncollectible.

Revenue Recognition

Commission revenue and expense are recognized when premiums are received. Investment management fees are recognized as such fees are earned.

Liabilities Subordinated to the Claims of General Creditors

At December 31, 2001 and 2000 and during the years then ended, the Company had no liabilities subordinated to the claims of general creditors.

3. Income Taxes

The results of the Company's operations are included in the consolidated tax returns of ING AIH. ING AIH and its subsidiaries each report current income tax expense as allocated under a consolidated tax allocation agreement. Generally, this allocation results in profitable companies recognizing a tax provision as if the individual company filed a separate return and loss companies recognizing benefits to the extent of their losses.

Income tax expense (benefit) consists of the following:

	Year ended December 31	
	2001	**2000**
Current:		
Federal	**$6,971,153**	$ 8,820,116
State	**2,230,438**	2,736,869
	9,201,591	11,556,985
Deferred:		
Federal	**31,293**	(748)
	31,293	(748)
Total	**$9,232,884**	$11,556,237

Variations from the federal statutory rate are as follows:

	Year ended December 31	
	2001	**2000**
Expected federal income tax expense at statutory rate of 35%	**$7,799,557**	$ 8,971,046
Effect of permanent differences	**(16,458)**	17,701
State income tax expense, net of federal benefit	**1,449,785**	2,549,764
Other	**–**	17,726
Income tax expense	**$9,232,884**	$11,556,237

3. Income Taxes (continued)

The difference between the income tax provision computed at the federal statutory rate and the effective income tax rate is principally due to state income taxes and nondeductible expenses such as travel, entertainment, and meals.

Deferred income taxes have been established by each member of the consolidated group based upon the temporary differences within each entity. Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31	
	2001	**2000**
Deferred tax assets:		
Accrued vacation	**$8,727**	$40,020
Total deferred tax assets	**8,727**	40,020
Total deferred tax liabilities	–	–
Net deferred tax asset (liability)	**$8,727**	$40,020

Management has evaluated the need for a valuation allowance for deferred tax assets and believes that the deferred tax asset will more likely than not be realized. Accordingly, no valuation allowance has been recognized.

4. Related Party Transactions

The Company is the investment adviser, transfer agent, and administrator of The GCG Trust (the "Trust"), an affiliate of the Company. The Company and the Trust have a unified fee agreement whereby the Company has overall responsibility to provide all of the services necessary, as defined, for the ordinary operations of the Trust. The Trust pays the Company a monthly fee based on a percentage of average daily net assets, as defined, to cover the Company's management fee and ordinary expenses including, without limitation, the following: portfolio management fees, custody fees, audit fees, ordinary legal fees, registration fees, and other operating expenses. For such services, the Company earned $68,158,090 and $67,403,091 for the years ended December 31, 2001 and 2000, respectively.

Golden American Life Insurance Company ("Golden American") and First Golden American Life Insurance Company of New York ("First Golden"), affiliates of the Company, provide certain managerial and supervisory services to the Company. The fee for these services is calculated as a percentage of average assets in the separate accounts. For the years ended December 31, 2001 and 2000, Golden American and First Golden charged $23,137,661 and $21,295,729, respectively, to the Company for these services.

The Company acts as the principal underwriter (as defined in the Securities Act of 1933 and the Investment Company Act of 1940, as amended) of the variable insurance products issued by Golden American, First Golden and Equitable Life Insurance Company of Iowa ("Equitable Life"), affiliates of the Company. For the years ended December 31, 2001 and 2000, commissions paid by these entities to the Company aggregated $229,726,411 and $210,774,133, respectively.

Golden American and First Golden provide other resources and services to the Company. For the year ended December 31, 2001, the charge for these fees by First Golden was $138,822. Golden American did not provide resources or services to the Company during 2001. For the year ended December 31, 2000, fees for these services by Golden American and First Golden aggregated $223,089.

5. Employee Benefit Plan

The employees of the Company are covered by a variety of employee benefit plans (both 401(k) and profit sharing) that are administrated by affiliates. The different plans have various eligibility standards, vesting requirements, and guidelines for matching. The Company had no separate employee benefit plans in 2001 and 2000 and relied on its affiliated companies to cover all eligible employees. All benefits that were paid by these affiliates were charged back to the Company for reimbursement. Plan expenses incurred by the Company related to these plans included in the statements of operations were $47,386 and $27,265 for the years ended December 31, 2001 and 2000, respectively.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity may not be withdrawn or cash dividends paid if the resulting net capital would exceed 10 to 1. At December 31, 2001, the Company had net capital of $8,954,479, which was $8,211,041 in excess of its required net capital of $743,438. The Company's ratio of aggregate indebtedness to net capital at December 31, 2001 was 1.25 to 1.

Supplemental Information

Directed Services, Inc.

Schedule I
Computation of Net Capital and Aggregated Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2001

Stockholder's equity	**$16,789,860**
Non-allowable assets	
Commissions and concessions receivable	**3,775,515**
Due from affiliates	**3,880,511**
Deferred income tax asset	**8,727**
Other assets	**170,628**
Total non-allowable assets	**7,835,381**
Net Capital	**$ 8,954,479**
Aggregate indebtedness (AI)	
Accounts payable and other accrued expenses	**$ 1,964,662**
Commissions and concessions payable	**4,677,317**
Due to affiliates	**3,508,618**
Deferred income tax liability	**975,313**
Other liabilities	**25,661**
Total aggregate indebtedness	**$11,151,571**
Minimum net capital requirement, 6 2/3 % of AI	**$743,438**
Minimum dollar net capital requirement	**$5,000**
Excess net capital	**$ 8,211,041**
Excess net capital at 1000%, as defined	**$ 7,839,321**
Ratio of aggregate indebtedness to net capital	**1.25 to 1**

Directed Services, Inc.

Schedule II
Statement Pursuant to SEC Rule 17a-5(d)(4)

December 31, 2001

There were no differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing as of December 31, 2001.

Directed Services, Inc.

Schedule III
Statement Regarding SEC Rule 15c3-3

December 31, 2001

Exemptive Provision

The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(1) of the Rule.

ERNST & YOUNG

Ernst & Young LLP
Suite 2800
600 Peachtree Street
Atlanta, Georgia 30308-2215

Phone: (404) 874-8300
www.ey.com

Report on Internal Control Required by SEC Rule 17a-5 For a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Stockholder and Board of Directors
Directed Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Directed Services, Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by Rule 17a-13; and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the

Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Atlanta, Georgia
February 7, 2002

Audited Financial Statements and Supplemental Information
Directed Services, Inc.

For the years ended December 31, 2001 and 2000
with Report of Independent Auditors

0201-0264934